UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41858

Okeanis Eco Tankers Corp.

(Translation of registrant’s name into English)

c/o OET Chartering Inc., Ethnarchou Makariou Ave., & 2 D. Falireos St., 185 47 N. Faliro, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Reference is made to the press release issued by Okeanis Eco Tankers Corp. (the “Company”) dated January 21, 2026 titled “Okeanis Eco Tankers Corp. – Completion and pricing of USD 130 million offering of new common shares.” The closing of such referenced registered direct offering is expected to take place on or about January 23, 2026, subject to the satisfaction of customary closing conditions. The registered direct offering is being made pursuant to the Company’s registration statement on Form F-3 (File No. 333-287032), previously filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2025, and declared effective on May 21, 2025, and a prospectus supplement dated January 21, 2026.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the engagement letter dated January 20, 2026 (the “Engagement Letter”), among the Company and Clarksons Securities AS, Fearnley Securities AS and Pareto Securities AS as placement agents.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of application agreement (the “Application Agreement”).

Attached to this report on Form 6-K as Exhibit 5.1 is a copy of the opinion of Watson Farley & Williams LLP as to the validity of the Company’s common shares issued in the registered direct offering.

As compensation for services rendered by the placement agents in connection with the registered direct offering, the Company also agreed to (i) pay the placement agents an aggregate cash fee equal to 3.75% of the gross proceeds received by the Company in the registered direct offering (plus an additional amount at the discretion of the Company not to exceed 0.75% of the gross proceeds received by the Company), in each case not including any amounts purchased by certain affiliates of the Company, if any, and (ii) reimburse the placement agents for all expenses related to the offering of up to $20,000 plus legal expenses and other out-of-pocket expenses.

The Engagement Letter contains customary representations, warranties and covenants made by the Company. It also provides for indemnification by each of the Company and the placement agents, severally and not jointly, for certain losses or damages arising out of or in connection with the registered direct offering, including for certain liabilities under the Securities Act of 1933, as amended, and other obligations of the parties.

The Application Agreement contains customary representations, warranties and agreements as well as customary conditions to closing.

The representations, warranties and covenants contained in the Engagement Letter and Application Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to the Engagement Letter and Application Agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, each of the Engagement Letter and Application Agreement is incorporated herein by reference only to provide investors with information regarding the terms of the relevant agreement, and not to provide investors with any other factual information regarding the Company or its business, and should be read in conjunction with the disclosures in the Company’s other filings with the SEC.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This report on Form 6-K and the exhibit(s) hereto are hereby incorporated by reference into the registrant’s registration statements: (A) on Form F-3 (File No. 333-287032), filed with the SEC on May 7, 2025 and declared effective on May 21, 2025 and (B) on Form F-3 (File No. 333-287036), filed with the SEC on May 7, 2025 and declared effective on May 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Okeanis Eco Tankers Corp.

By:	/s/ Iraklis Sbarounis
Name:	Iraklis Sbarounis
Title:	Chief Financial Officer

Date: January 22, 2026